Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Opes Acquisition Corp. (the “Company”) on Form S-1 of our report dated November 22, 2017, (except for notes 4 and 8 as to which the date is February 20, 2018), which includes an explanatory paragraph as the to the Company's ability to continue as a going concern, with respect to our audit of the financial statements of Opes Acquisition Corp. as of November 13, 2017 and for the period from July 24, 2017 (inception) through November 13, 2017 which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/Marcum llp

Marcum llp

New York, NY

February 20, 2018